UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BTG OPERATIONS LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> Texas

> *Date of organization*
> November 18, 2014

Physical address of issuer
5214 Burleson Road, Suite 209, Austin, TX 78744

Website of issuer
www.brakestogo.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
October 28, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
9

	Most recent fiscal year-end *(April 30, 2019)*	Prior fiscal year-end *(April 30, 2018)*
Total Assets	$478,726	$291,906
Cash & Cash Equivalents	$89,312	$41,269
Note Receivable	$114,251	$38,626
Short-term Debt	$0.00	$0.00
Long-term Debt	$611,628	$519,900
Revenues/Sales	$1,945,807	$1,563,037
Cost of Goods Sold	$1,019,254	$824,027
Taxes Paid	$7,254	$4,021
Net Income	$3,797	-$81,422

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 10, 2019

FORM C/A

Up to $1,070,000.00

BTG OPERATIONS LLC



Explanatory Note

BTG OPERATIONS, LLC. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 27, 2019. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G).

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by BTG OPERATIONS, LLC. a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000 and up to $1,070,000 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.brakestogo.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 10, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK AND TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED

HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.brakestogo.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

BTG OPERATIONS LLC (the "Company") is a Texas series limited liability company, formed on November 18, 2014. The Company conducts business under the name of "Brakes To Go".

The Company is headquartered at 5214 Burleson Road, Suite 209, Austin, TX 78744.

The Company's website is www.brakestogo.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Many people dislike car repair, perceiving it to be expensive, inconvenient and a customer service experience ripe for deceit. As there are millions of automobile owners across the United States, these negative perceptions create an opportunity for companies willing to approach auto repair from a non-traditional perspective. In hopes of leveraging this opportunity, Brakes To Go offers a different way to service customers.

Brakes To Go ("BTG") offers a new approach to automotive service. BTG provides consumers a different option for dealing with a dreaded automotive service necessity – brake repair – by providing mobile brake service on demand wherever a customer vehicle happens to be located. By using a mobile service model BTG eliminates inconvenience from this customer service experience while concurrently reducing overhead expenses that normally inflate the minimum bill a traditional "brick & mortar" automotive service shop must estimate for identical repairs. This mobile service option is possible because modern brake repair no longer requires the use of fixed assets and heavy equipment that previously necessitated a physical shop presence. The vast majority of brake system repairs now involve the replacement of wearable components engineered for simple installation with a limited set of hand tools. To the customer, the Brakes To Go experience means convenient brake repair in the normal course of their day at prices comparable (or in many cases cheaper) than a traditional service center.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$1,070,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	October 28, 2019
Use of proceeds	See the description of the use of proceeds on page 22 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. Due to the unique demands of our mobile service model, we require an abnormally high level of automotive technology, interpersonal, sales, and computer skills in our technicians. Such abilities are not normally associated or expected with personnel typically employed as "brake mechanics." These demands come at a premium in both price and market availability; it can be difficult to secure qualified employees for these positions. Furthermore, we face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our automotive services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from operational delays, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of our mobile brake repair service is highly competitive.
We face competition with respect to the services we provide and new services we might offer in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior

expertise in research and development and marketing of automotive brake services and thus may be better equipped than us to develop and commercialize automotive brake services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize their own mobile services more rapidly or effectively than we are able to, which would adversely affect our competitive position, and our ability to generate meaningful additional revenues from our services.

The cost and expense of advertising and marketing could be prohibitively expensive in the face of average per ticket revenue numbers.
While our on-demand mobile service model offers convenience not typical of a traditional automotive service center, conveying the value and benefit of our unique services through marketing and advertising could be prohibitively expensive. The cost of acquisition per customer could be drastically different between service regions, so much so that one region's marketing expenses could negate the profitability of the operational model, while another region experiences no negative effects. Past marketing successes in one region do not guarantee success in a new region. Accordingly, if we experience difficulties in reaching our customers, we could suffer operational delays and loss of customers and/or sales and negate our ability to generate meaningful revenues from our services.

The cost and expense of compliance with new governmental regulations could be prohibitively expensive for the Company's mobile operations model.
As mobile, on-demand, location-based service offerings become normalized across a variety of industries, governmental regulation is likely. Nationwide, there has already been a push by certain municipalities to require location-based service providers to register their employees with the city, to submit them to background and drug and alcohol testing, and/or to otherwise step into what is currently a free and open market. The extent and impact of any such possible regulation is as yet undetermined and as such cannot be realistically estimated. However, such regulation would certainly impact daily operations and could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues, not to mention limit certain expenses.

As a distributor of automotive brake parts, our business depends on developing and maintaining close and productive relationships with our vendors.
We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence and from mistaken product orders.

The Company's success depends on the experience and skill of the board of directors/executive committee, its executive officers and key employees.
In particular, the Company is dependent on Jonathan R. Ganther and Randall C. Huntsinger who are Chief Operations Officer and Chief Executive Officer of the Company. Their involuntary

absence due to death or disability would have a catastrophic effect and could harm the Company's business, financial condition, cash flow and results of operations. While the Company has secured or is in the process of securing life insurance for these individuals, this coverage could be denied or might be cancelled or revoked. Even if coverage is secured, a claim event could be so devastating for the morale of the company as to prevent continued operations despite payment on the applicable claim. The Company has or intends to enter into employment agreements with Jonathan R. Ganther and Randall C. Huntsinger although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jonathan R. Ganther and Randall C. Huntsinger or a future key employee as yet unknown could also harm the Company's business, financial condition, cash flow and results of operations.

From a liability perspective, the Company's success depends on the technical skills and abilities of our automotive technicians.
The nature of automotive repair, and in particular automotive brake repair, is that repairs performed negligently could result in death or injury to customers and members of the general public. While the Company carries a variety of insurance coverages for the purpose of alleviating these inherent risks, there is no level of coverage that can guarantee zero liability for the Company. If you are not comfortable with these associated inherent risks you should not invest in the Company.

As a service-provider operating in an industry on the cusp of significant change, technological advances could impact the Company in unforeseen ways.
While the basic components of most brake systems have remained unchanged for decades, technological advances could produce radically different brake systems for which the Company's services would ineffectual. The pace of technological advancement is difficult to estimate, as are the changes themselves. The extent of these changes could certainly impact daily operations and could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues, not to mention limit certain expenses.

The Company's forward-looking financial statements and operational estimates were used to calculate the minimum capitalization necessary to effectuate the Company's operational plan but there is no guarantee as to the accuracy of said estimates.
In determining the minimum capitalization necessary to expand the Company's current operations, financial estimates were generated. The Company relied on historical expenses and revenues to create this forward-looking financial model. These are estimates only, however, and might prove inaccurate. Consequently, the calculated minimum capitalization might be incorrect. A resulting lack of liquidity could produce operational delays resulting in a loss of customers and/or sales and negate our ability to generate meaningful revenues from our services.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, or circumvented. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We may rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. We also rely on statutory provisions to protect trade secrets and related proprietary rights. There can be no assurance that these agreements or statutory provisions will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. Furthermore, we cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our services infringe upon their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products or services infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We have not prepared any audited financial statements.
While we have complied with the financial review requirements mandated for a raise of this size, this financial information is not audited and you have no audited financial information regarding the Company on which to make your investment decision. If you feel the unaudited nature of the financial information we have provided in Exhibit A of this Form C/A is insufficient, you should not invest in the Company.

We are subject to U.S. income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will

not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which a determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Offering Statement entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Substantial disruption at vendor facilities which manufacture and/or distribute the automotive parts we sell to consumers can or could occur.

A disruption in production at our third-party vendor manufacturing facilities could have an adverse effect on our business. In addition, a disruption could occur at the facilities of other suppliers or distributors. Disruptions include not just access to materials, but prohibitively expensive access to commodities and raw materials necessary to produce these materials. Such disruptions could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, tariffs, cybersecurity attacks, terrorism, or acts of war. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production. These occurrences would negatively affect our business and results of operations.

A disruption in quality of produced parts could have an adverse effect on our business. Defective parts placed in the stream of commerce are unavoidable and typically result in customer warranty appointments. It is possible that a large-scale defective parts production event could occur resulting in an abnormal number of warranty appointments. As a mobile service, the Company is particularly susceptible to revenue-generating appointments being subjugated to customers making warranty claims appointments. If enough non-revenue generating warranty claims fill our service schedule, a substantial impact will be felt on our revenues and results of operations could be adversely affected.

To a great extent the success of our mobile service model depends on the continued flexibility and accommodating nature of our vendor parts suppliers.

The Company's mobile service model operates in such a manner as to produce a large number of part returns re-inventoried daily with our parts supplier. This occurs because our technicians cannot physically diagnose a customer vehicle prior to inspection but must nevertheless arrive at the appointment with all parts necessary for a standard brake repair appointment. Unused parts are typically returned to our supplier on the following day when new parts are being secured for new appointments. This process allows the most flexibility and thus promotes increased sales revenue. However, it also creates an administrative challenge for our parts supplier, who must deal with a substantially higher level of product returns than most vendors. If our vendors were to cease this flexible and accommodating approach to product returns the Company could experience operational delays and loss of customers and/or sales and a negation of our ability to generate meaningful revenues from our services.

The Company is susceptible to national and worldwide economic conditions.

The automotive service industry has a history of resilience during times of economic downturn. It is a common axiom of the industry that when economies slow people are less likely to make large capital purchases on items such as new cars, which means they will be responsible for additional repairs on their current automobile. To a certain degree this belief is anecdotal, at best, and wholly inaccurate, at worst. It is a fact that certain economic downturns could hugely impact the automotive service market. For example, as the super-majority of automotive parts are manufactured in Asia, a trade war in the region could devastate not just the world economy but cause the price of replacement parts to increase dramatically. Such events are beyond our control but could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues.

A realization that the expansion of our services into new regions cannot succeed without additional administrative and overhead expenses could adversely affect us.

A key component of the Company's current operations model and expansion plan is our realization and belief that we can add services in new regions (i.e., Houston, Texas, or Dallas and Fort Worth, Texas) without adding additional administrative expenses. Our existing model, in which we receive and handle San Antonio customer appointment requests at our headquarters in Austin, has affirmed our belief that our central operations hub should be able to schedule and coordinate customer appointments across all service zones, eliminating the need for duplicate administrative staffing in these new regions. If we discover that we are unable to service these new regions without the additional support of admin personnel in those new regions, a substantial impact will be felt on our revenues and results of operations could be adversely affected.

The consolidation of commercial customers could adversely affect us.

Commercial customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger commercial customers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if certain customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products/service, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

The Company is vulnerable to the impact of external events over which it has no control.

External events independent of the Company's operations could result in operational delays and loss of customers and/or sales and could negate our ability to generate meaningful revenues or control related costs. Such events are numerous and include but are not limited to: weather events, natural disasters, defective Company-owned fleet vehicles, and dramatic increases in fuel costs. If a potential investor is not comfortable accepting the presence of risks over which the Company has no control but which could substantially impact our operations, they should not invest.

Risks Related to the Securities

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Notes have not been registered under the Securities Act of 1933 as amended (the "Securities Act") or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 69.16% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Texas law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Brakes To Go ("BTG") sells mobile, on-demand automotive brake repair to consumers, commercial entities, and government bodies wherever their vehicles are located and in the normal course of their day. BTG's mobile brake service resolves the vast majority of brake maintenance issues while facilitating a convenient, value-oriented customer service experience.

Business Plan
A December 2016 national AAA survey revealed that two of three Americans don't trust repair shops in general — citing overcharges, recommendations for unnecessary repairs, and poor past experiences as the reasons for their lack of confidence. As over 90% of U.S. households own at least one car, automotive repair is something almost everyone must eventually face. This market dissatisfaction creates opportunity; there is a different way to service these customers. Brakes To Go provides a new approach to automotive service. The Company offers consumers an alternative option for dealing with an often-dreaded automotive service necessity – brake repair – by providing mobile brake service on demand wherever a customer vehicle happens to be located. By using a mobile service model, the Company offers convenience while concurrently reducing overhead expenses that can inflate the minimum bill a traditional "brick & mortar" automotive service shop must offer for similar repairs. This mobile service option is possible because modern brake repair no longer requires the use of fixed assets and heavy equipment that previously necessitated a physical shop presence. The vast majority of brake system repairs now involve the replacement of wearable components engineered for simple installation with a limited set of hand tools. To the customer, the Brakes To Go experience means convenient brake repair in the normal course of their day at a competitive price without the need to drive to a service center or automotive repair shop.

History of the Business
BTG Operations LLC was formed in late 2014. Operating under the d/b/a "Brakes To Go", the Company began servicing the greater Austin metro area on May 1, 2015. The Company's three service vans generated over $666,000 in gross revenues in their first year of operations. By April 30, 2019, the end of their fourth fiscal year, the Company had six service vans, grossing $1,869,359 in Austin over the prior twelve months

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobile, on-demand automotive brake repair; includes sale and installation of automotive brake parts.	Brakes To Go technicians repair automotive brake systems. Our services include but are not limited to pad replacement, rotor replacement, caliper replacement, booster replacement, master cylinder replacement and certain brake line repairs and replacement.	Brakes To Go's annual target market consists of approximately 2.34 million vehicles across the Austin, Houston, and Dallas/Fort Worth, Texas metro areas. These two regions have over 7.1 million registered passenger and light truck vehicles.

Brakes To Go offers a new approach to automotive service due to the convenience and time-saving aspects of our unique mobile model. Our mobility sets us apart from traditional automotive service centers, a delivery model that is as unique as it is exportable. We will use the proceeds of this Offering to expand our mobile services across Texas, with the goal of nationwide service within 5-7 years.

We presently offer automotive brake repair at the location of a customer's choice by deploying ASE-certified automotive technicians in service vehicles across our current 400 square mile service zone in the Austin, Texas, metropolitan area.

Competition
The automotive service market is highly competitive and Brakes To Go faces aggressive competition in all geographic service areas, both present and anticipated. Competitors include large, well-established national brands operating both corporate and franchise service centers. Additionally, smaller, mid-sized companies operate automotive service centers across multiple locations per city. Finally, automobile dealerships aggressively market their dealer service departments to both new and used car buyers. Nevertheless, these are "brick & mortar" providers who have typically found the convenience, customer service reputation, and affordability that are the natural consequence of Brakes To Go's low-overhead mobile service model difficult to beat.

Many companies believe mobile, on-demand, location-based repairs are the future of automotive service. The above-referenced mobile mechanic referral companies permit customers to book repair appointments online while the referral company delegates that work to one of their contractors. While validating the mobile concept, in general, this platform-approach differs from BTG greatly in that we are not a referral company and all of our technicians are full-time W-2 employees.

Customer Base
Brakes To Go's customers include any consumer who owns an automobile (i.e., individuals, families) and any company or governmental body dependent on automobiles to provide their goods or services (i.e., contractors, landscapers, plumbers, and municipality fleet managers).

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
4,872,063	Repair or maintenance of automobiles; mobile automotive brake repairs services provided at the customer's location.	BRAKES TO GO	March 31, 2015	December 15, 2015	United States of America

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any regulatory approvals or licenses

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other
The Company's principal address is 5214 Burleson Road, Suite 209, Austin, TX 78744
The Company conducts business in Texas

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	15%	$7,500	15%	$160,500
Manufacturing	26%	$13,000	26%	$278,200
Equipment Purchases	5%	$2,500	5%	$53,500
Repayment of Debt	12%	$6,000	12%	$128,400
Administrative Overhead	16%	$8,000	15%	$160,500
Cash Reserves	26%	$13,000	27%	$288,900
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

* This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commission or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds as business conditions change and as the business evolves.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers
The directors or managers of the Company, who also serve as its executive officers, are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Randall C. Huntsinger

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, March 2019 to Present
Director of Management, March 2015 to March 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Huntsinger is a Co-Founder of the Company and the Company's most senior executive officer. He is responsible for the Company's administrative affairs, which include the duties normally reserved for a financial officer and for a corporate general counsel. Mr. Huntsinger is a licensed attorney in the State of Texas. He holds a Juris Doctorate law degree from the University of Houston Law Center and a Bachelor of Business Administration undergraduate degree in accounting from the McCombs School of Business at the University of Texas at Austin.

Name

Jonathan R. Ganther

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Operations Officer, March 2019 to present
Director of Operations, March 2015 to March 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Mr. Ganther is a Co-Founder of the Company and the Company's most senior operations officer. He is responsible for the Company's daily operations, including the supervision of all employees and the management of all customer service interactions. Mr. Ganther graduated from Wyoming Technical Institute in Laramie, Wyoming, with an associate degree in automotive technology. He holds an A-5 Brakes ASE certification.

Indemnification

Indemnification is authorized by the Company to indemnify directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has nine employees in Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A stock LLC/Membership Interests
Amount outstanding	2,839,103
Voting Rights	At an authorized Member Meeting, any Class A stockholding LLC member may vote his or her shares on agenda items designated for a vote.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Crowd Notes will convert to Class A stock/membership interests that are subject to eventual dilution in the same manner as all ownership interests.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Brunson Family LLC
Amount outstanding	$212,500.00
Interest rate and payment schedule	6% APR; interest paid monthly
Amortization schedule	This note has an open term because principal is repaid monthly beginning in January 2020 at a 2.5% royalty rate on the prior month's gross sales.
Describe any collateral or security	none
Maturity date	
Other material terms	The maturity date is open because repayment rate depends on sales volume.

Type of debt	Promissory Notes
Name of creditor	Epic Match Enterprises LLC
Amount outstanding	$75,000.00
Interest rate and payment schedule	9.5% APR; interest paid monthly
Amortization schedule	Interest payment occur monthly based on prior month's accrued interest on outstanding principal. Principal payments occur monthly at $3,304.09/month beginning July 15, 2019.
Describe any collateral or security	none
Maturity date	April 15, 2021

Type of debt	Promissory Notes
Name of creditor	Allen J. Ramlow
Amount outstanding	$26,250.00
Interest rate and payment schedule	6% APR; interest paid monthly
Amortization schedule	Interest payment occur monthly based on prior month's accrued interest on outstanding principal. Principal payments occur monthly at $1,458.33/month beginning November 15, 2016.
Describe any collateral or security	none
Maturity date	October 15, 2020

Type of debt	Promissory Notes
Name of creditor	Anthony J Rizzo
Amount outstanding	$50,000.00
Interest rate and payment schedule	9% APR; interest paid monthly
Amortization schedule	Interest payment occur monthly based on prior month's accrued interest on outstanding principal. Principal payments occur monthly at $2,500/month beginning September 15, 2019.
Describe any collateral or security	none
Maturity date	April 15, 2021

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A LLC Membership Interests	60,000	$45,000.00	Friends & Family investment for operations and to secure additional marketing.	January 1, 2017	Rule 504
Class A LLC Membership Interests	25,000	$50,000.00	Friends & Family investment for operations and to secure additional marketing.	January 1, 2018	Rule 504

Ownership

A majority of the Company is owned equally by Jonathan R. Ganther (34.58%) and Randall C. Huntsinger (34.58%). They are the only beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power. The remaining 30.84% of the Company is split amongst thirteen "Friends & Family" investors, each having small percentages, the single largest of which is an 8% equity position.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
On April 30, 2019, Brakes To Go completed its fourth year of operations. Since inception the Company has received multiple rounds of "Friends & Family" financing, ultimately raising approximately $500K over various stages during its four-year history. Operating in Austin, Texas, the Company began posting positive EBITDA numbers in Year 3 and positive monthly net income over the last six months of Year 4. Currently, the Company operates slightly higher than cash-positive, an achievement the Company attributes to improved pricing margins and new marketing techniques activated over the past year.

The Company anticipates using Offering proceeds in two ways: (1) to expand operations beyond Austin to the Dallas/Fort Worth Metroplex and/or Houston, and (2) to supplement marketing in Austin. With regard to operations in new service regions, the Company does not anticipate becoming profitable during the first 12 months of expansion. The majority of Offering proceeds used during this period will cover the extensive brand awareness marketing necessary to introduce the new region to the Company's mobile service model. Operational goals during the first year include raising customer transaction count sufficiently high to require staffing of four technicians and gross sales of at least $1M. With regard to operations in Austin and the supplementation of existing marketing efforts in that city, the Company recently begun operating at a profit in Austin and expects the additional advertising to secure an even larger market segment.

Liquidity and Capital Resources
The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically our expansion into new markets and our supplementation of advertising in existing markets.

The Offering proceeds will have a beneficial effect on our liquidity. As of May 31, 2019, we have $85,142.47 in cash on hand which will be augmented by continued operations and the Offering proceeds and will be used to execute our business strategy.

The Company is currently conducting a concurrent offering of Crowd Notes pursuant to the registration exemption provided by Rule 506(c) of Regulation D of the Securities Act of 1933, as amended. The Company is seeking to raise up to $430,000 in such offering.

Capital Expenditures and Other Obligations
As Brakes To Go expands to new service regions, the Company intends to purchase additional service vans and certain specialty equipment necessary to deploy technicians on customer service appointments. Beyond these purchases the Company does not presently anticipate making material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 1,070,000 in principal amount of Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in

an amount totaling the Minimum Amount by October 28, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities
We request that you please review our organizational documents and the Crowd Notes in conjunction with the following summary information.

The material terms of the Security are as follows:

Valuation Cap
$10,000,000

Discount Rate:
30.0%

Definitions

"**Membership Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Membership Interests issued in the Qualified Equity Financing.

"**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Membership Interests by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Corporate Transaction**" shall mean:

    i.   the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii.   the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Membership Interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Membership Interests of the Company or the surviving or acquiring entity), the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or

    iii.   the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

"**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

"**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Membership Interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interest Units, (ii) exercise of all outstanding options and warrants to purchase Membership Interest Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

"**Major Investor**" shall mean any Investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Membership Interests following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Membership Interests in connection with such sale or series of related sales).

"**Shadow Series**" shall mean shares of a series of the Company's Membership Interests that is identical in all respects to the units of Membership Interests issued in the Qualified Equity Financing (e.g., if the Company sells Class A Membership Interests in the Qualified Equity Financing, the Shadow Series would be Class A-1 Membership Interests), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

> i. Shadow Series Membership Interests holders shall grant their vote on any matter that is submitted to a vote or for the consent of the voting Members of the Company (except for on matters required by law) by Irrevocable Proxy;
>
> ii. Shadow Series Membership Interests holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

Conversion of the Crowd Note.

Qualified Equity Financing. Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Membership Conversion Interests pursuant to the following:

i. If the Investor <u>is not</u> a Major Investor, the Crowd Notes will convert into Membership Conversion Interests upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

ii. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Notes into Membership Conversion Interests prior to the closing of the Qualified Equity Financing.

Conversion Mechanics. Company shall convert the Crowd Notes into Membership Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

i. The issuance of Membership Conversion Interests pursuant to the conversion of this Crowd Notes shall be upon and subject to the same terms and conditions applicable to the securities sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive Membership Interests of a Shadow Series with certain limited rights.

Corporate Transaction. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

a) Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

b) Obtaining the Corporate Transaction Payment.

ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Notes into Membership Conversion Interests pursuant to Section 2 (a).

Mechanics of Conversion. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Membership Conversion Interests.

Termination
The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire purchase price under the Crowd Notes into Conversion Interests; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities have the following voting rights: The Securities do not have any voting right and, except with respect to Major Investors, may not have voting rights. For those Purchasers that are not Major Investors, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company does have shareholder/equity holder agreements in place with its two founders: Jonathan R. Gather and Randall C. Huntsinger.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Crowd Note. The Investor agrees to take any and all actions determined in good faith by the Company's Managing Members to be advisable to reorganize the instrument and any membership interest issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT

INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Preferred Promissory Notes

Related Person/Entity	Allen Ramlow
Relationship to the Company	Mr. Ramlow, having recently married, is now the step-father of Jonathan R. Ganther, COO.
Total amount of money involved	$70,000.00
Benefits or compensation received by related person	Mr. Ramlow's promissory note is approximately 63% repaid. He receives monthly interest payments and monthly principal payments, per payment schedule included in the note. All documents have been disclosed herein.
Benefits or compensation received by Company	Mr. Ramlow's loan provided the Company seed capital to commence initial operations.
Description of the transaction	Brakes To Go's seed funding was accomplished by issuing low-interest promissory notes to founding investors in addition to conveying small equity percentages in the Company up-front (venture debt). One such Founder was the step-father of Jonathan R. Ganther, COO.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Related Person/Entity	Randall C. Huntsinger, CEO, and Jonathan R. Ganther, COO
Relationship to the Company	Mr. Huntsinger and Mr. Ganther are majority shareholders and also serve in executive management roles.
Total amount of money involved	$25,000.00, monthly
Benefits or compensation received by related person	Mr. Huntsinger and Mr. Ganther's management company receives monthly cash payments from the Company to cover their executive salaries and benefits.
Benefits or compensation received by Company	The Company receives executive management but does not carry the normal administrative burden related to these personnel.
Description of the transaction	Executive management salaries (CEO & COO) are currently paid by a management company separate and distinct from Brakes To Go. This entity charges the Company a monthly fee, which in turn covers executive salaries, family health insurance, disability insurance, and minimal administration fees related to the management company's existence (financial services fees, rent expense, utilities, etc.). Neither individual draws a direct salary or receives any other financial compensation from Brakes To Go.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Randall C. Huntsinger
_____
(Signature)

Randall C. Huntsinger
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Randall C. Huntsinger
_____
(Signature)

Randall C. Huntsinger
_____
(Name)

Chief Executive Officer
_____
(Title)

October 10, 2019
_____
(Date)

I, Randall Huntsinger, being the founder of BTG Operations, LLC, a limited liability company (the "Company"), hereby certify as of this date that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of April 30, 2018 and 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended April 30, 2018 and 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/Randall C. Huntsinger
(Signature)

Randall C. Huntsinger
(Name)

Chief Executive Officer
(Title)

October 10, 2019
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A
Financial Statements

BTG OPERATIONS, LLC

Reviewed Financial Statements For The Fiscal Years Ended April 30, 2019 and 2018

July 26, 2019

BTG OPERATIONS, LLC
BALANCE SHEET
APRIL 30, 2019 AND 2018
_____

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 89,312	$ 41,269
Note Receivable	114,251	38,626
Prepaid Expenses	41,087	9,000
Accounts Receivable	10,773	9,415
TOTAL CURRENT ASSETS	255,423	98,310
NON-CURRENT ASSETS		
Intangible Assets	30,000	30,000
Accumulated Amortization	(7,725)	(5,793)
Furniture and Equipment	240,702	237,526
Accumulated Depreciation	(49,256)	(77,720)
Security Deposit	9,582	9,582
TOTAL NON-CURRENT ASSETS	223,303	193,595
TOTAL ASSETS	478,726	291,906

BTG OPERATIONS, LLC
BALANCE SHEET
APRIL 30, 2019 AND 2018

	2019	2018
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	194,948	156,930
TOTAL CURRENT LIABILITIES	194,948	156,930
NON-CURRENT LIABILITIES		
Promissory Notes Payable	363,750	274,063
Loans Payable	133,627	182,727
Line of Credit	25,000	25,000
Related Party Note Payable	89,251	38,110
TOTAL LIABILITIES	806,576	676,830
MEMBERS' EQUITY		
Contributed Capital (50,000,000 units authorized; 2,830,539 issued; $0.0001 par value)	203,164	195,243
Retained Earnings (Deficit)	(531,015)	(580,168)
TOTAL MEMBERS' EQUITY	(327,850)	(384,924)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 478,726	$ 291,906

BTG OPERATIONS, LLC
INCOME STATEMENT
FOR THE FISCAL YEARS ENDED APRIL 30, 2019 AND 2018
_____

	2019	2018
Operating Income		
Sales, Net	$ 1,945,807	$ 1,563,037
Cost of Goods Sold	1,019,254	824,027
Gross Profit	926,553	739,010
Operating Expense		
Advertising	259,061	222,195
General & Administrative	356,377	340,573
Payroll	101,129	104,243
Rent	66,028	39,966
Depreciation	47,337	35,137
Equipment	26,037	11,659
Professional Services	9,185	12,508
Amortization	1,932	1,932
	867,085	768,213
Net Income from Operations	59,467	(29,203)
Other Income (Expense)		
Interest Expense	(53,504)	(43,401)
Gain (Loss) on Disposal of Asset	5,087	(4,797)
State and Local Tax	(7,254)	(4,021)
Net Income	$ 3,797	$ (81,422)

BTG OPERATIONS, LLC
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEARS ENDED APRIL 30, 2019 AND 2018
_____

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 3,797	$ (81,422)
Change in Accounts Receivable	(76,983)	(39,970)
Change in Accounts Payable	38,017	42,681
Change in Prepaid Expense	(32,087)	(6,972)
Depreciation	47,337	35,137
Amortization	1,932	1,932
Change in Security Deposit	-	(2,200)
Net Cash Flows From Operating Activities	(17,986)	(50,814)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(3,176)	(47,100)
Net Cash Flows From Investing Activities	(3,176)	(47,100)
Cash Flows From Financing Activities		
Increase in Contributed Capital	7,920	50,001
Issuance of Loans Payable	(49,100)	9,676
Draws Against Line of Credit	-	25,000
Issuance of Promissory Notes Payable	89,688	(23,437)
Issuance of Related Party Notes	51,141	38,110
Non Cash Consolidating Adjustment	(30,443)	-
Net Cash Flows From Investing Activities	69,206	99,349
Cash at Beginning of Period	41,269	39,835
Net Increase (Decrease) In Cash	48,044	1,435
Cash at End of Period	$ 89,312	$ 41,269

BTG OPERATIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE FISCAL YEARS ENDED APRIL 30, 2019 AND 2018

	Common Units Number	Common Units Amount	Retained Earnings	Total Members' Equity
Balance at December 31, 2017			$ (498,746)	$ (498,746)
Issuance of Common Units	2,790,539	$ 195,243		195,243
Net Income			(81,422)	(81,422)
Balance at December 31, 2018	2,790,539	$ 195,243	$ (580,168)	$ (384,924)
Prior Period Adjustment to Retained Earnings			45,356	$ 45,356
Issuance of Common Units	40,000	$ 7,921		7,921
Net Income			3,797	3,797
Balance at December 31, 2019	2,830,539	$ 203,164	$ (531,015)	$ (327,850)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BTG Operations, LLC, doing business as "Brakes To Go" ("the Company"), is a limited liability company organized under the laws of the State of Texas. The Company is a mobile automotive brake repair company servicing customer throughout Central Texas along the IH-35 corridor from Georgetown to San Antonio.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with early growth stage business enterprises, including dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates include prior period adjustments to retained earnings and a correcting entry to cash to record the consolidation of Austin and San Antonio's operations into a single set of financial statements. These adjustments are present on the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of trademarks the company developed in 2015 and is amortized over the useful life determined by management.

Rent

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2021 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are as follows:

2018-2019 $3,498
2019-2020 $3,619
2020-2021 $3,739

In 2018 and part of 2019, the Company occupied office space under a non-cancellable operating lease at a secondary location. The lease was mutually cancelled between the Company and the landlord mid-2019. Monthly payments for the time lease was in effect was $2,200 per month.

Advertising

The Company records advertising expenses in the year incurred.

Gain (Loss) on Disposal of Asset

The company disposed of service vehicles at a loss and gain, respectively. In their fiscal year ending in 2018, the company recognized a loss of ($4,797) and in their fiscal year ending in 2019, a gain of $5,087.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

The Company is subject to franchise and sales tax filing requirements in the State of Texas.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

Promissory Notes Payable

In 2016, the company issued a series of promissory notes payable in exchange for cash for the purpose of funding continuing operations ("the Promissory Notes Payable"). The notes carry an interest at the rates between 5% - 9.5% per annum and are due by 2021. The Company makes varied monthly payments on these notes and has capitalized no interest in either year.

Line of Credit

In 2017, the Company received a revolving line of credit in exchange for cash for the purpose of funding continuing operations ("the Line of Credit"). The line of credit carries a variable interest rate and monthly payment based on the outstanding balance owed.

Loans Payable

In 2016, the company issued a series of loans payable in exchange for cash for the purpose of funding continuing operations ("the Loans Payable"). The loans carry interest rates between 5.99% - 7.5% per annum and are due by 2023. The Company made monthly payments on these loans and has capitalized no interest in either year.

Related Party Notes Payable

In 2017, the company issued a series of notes payable to related parties in exchange for cash for the purpose of funding continuing operations ("the Related Party Notes Payable"). The notes do not carry an interest rates and are payable at a future date determined by management.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- LLC MEMBER LIABILITY

The Company is a limited-liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the period ending April 30, 2019, but before July 26, 2019, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary





Company: Brakes To Go

Market: Automotive Service

Product: Mobile Brake Repair

Company Highlights

- Total gross revenues of $5.6M since commencing operations in May 2015
- Reached profitability in fiscal-year-end (FYE) 2019 with a net income of $3,798
- 24% year-over-year increase in sales from FYE 2018 to FYE 2019
- Amassed a Five-Star Yelp rating (based on 450 reviews),[i] a 4.8-Star Google rating (based on 212 reviews),[ii] and 4.9-Star Facebook rating (based on 118 customer reviews) as of July 2019[iii]

Executive Snapshot:

Brakes To Go is a mobile brake repair company based in Austin, Texas. The company specializes in automotive brake service and aims to make the task of brake repair a convenient and value-oriented experience for customers. The company has gained significant traction since starting operations in 2015, increasing total sales 106% in their second fiscal year to $1.38M, 14% in their third to $1.56M, and 24% in their fourth to $1.95M. Brakes To Go has recently reached profitablity and now seeks to expand to larger metropolitan areas such as Dallas/Fort Worth and Houston. The company has raised $688,750 from friends and family over the last four years.

PERKS

Investors that purchase the first 50,000 Crowd Notes, and thereby fund the first $50,000, will receive Crowd Notes with a conversion provision based on a $9 million valuation cap instead of a $10 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 30% discount to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $9 million valuation cap (instead of $10 million).

COMPANY SUMMARY

Opportunity

While there are certainly many advantages to owning a car, one drawback is vehicle maintenance. Many owners don't have the time or know-how to perform basic upkeep or repairs themselves, and taking a vehicle to a repair shop can be expensive and inconvenient.[iv]



It's arguable that vehicle maintenance is one of the main drivers of negative emotions related to owning a car.[v] In December 2016, a national AAA survey revealed that two of three Americans don't trust repair shops in general—citing overcharges, recommendations for unnecessary repairs, and poor past experiences as the reasons for their lack of confidence.[vi]



Brakes To Go provides car owners an alternative service option for resolving automotive brake issues. Instead of driving or being towed to an automotive service center, Brakes To Go provides customers mobile brake service, on-demand, wherever their vehicle is located. By using a mobile service model, Brakes To Go aims to provide a more convenient customer service experience while simultaneously reducing overhead expenses which can result in savings that the company can pass on to the customer. This mobile option is largely possible because modern brake repair doesn't require the use of fixed assets and heavy equipment that require a physical shop presence. Instead, the vast majority of brake system repairs currently involve the replacement of wearable components designed for simple installation with a limited set of portable hand tools. For the customer, the Brakes To Go experience means convenient brake repair during the normal course of their day at a competitive price that is typically lower than traditional brick & mortar service centers.

Product

Brakes To Go provides mobile brake service with the goal of resolving the vast majority of brake maintenance issues while facilitating a convenient and value-oriented customer service experience. The company is located in Austin, Texas, and services the city and other outlying areas.

How does Brakes To Go work?

  

1. Call or Request a Quote Online	2. Schedule an Appointment	3. We Come Fix Your Brakes!
Just answer a few simple questions about your car and brake situation—then BTG will quickly have a repair estimate for you.	After reviewing your quote, BTG will go over any questions you might have and then arrange a time and place for a technician to repair your brakes.	When your brake specialist meets you, they'll first assess the vehicle—then, with your approval, they'll get the job done and be on their way.

Automotive Service Excellence (ASE)



Brakes To Go employs only certified National Institute for Automotive Service Excellence (ASE) technicians. Since 1972, this independent non-profit organization has worked to improve the quality of vehicle repair and service by testing and certifying automotive professionals.[vii] It exists to protect the automotive service consumer, business owner, and the automotive technician. The institute tests and certifies automotive professionals so employers and service customers can better gauge a technician's level of expertise before contracting the technician's services. In addition to passing an ASE Certification test—of which only two out of every three test-takers pass on their first attempt[viii]—automotive technicians must have two years of on the job training or one year of on the job training and a two-year degree in automotive repair to qualify for certification. [ix]

Advance Auto Parts



Brakes To Go only uses the highest quality automotive brake system replacement components available. For the customer, this means high performance, less brake dust, mitigation of premature wear, and no squealing. For Brakes To Go, using Advance Auto Parts components means fewer come-back warranty appointments. Brakes to Go buys almost all its brake component parts from CARQUEST Commercial, a wholly-owned subsidiary of Advance Auto Parts. CARQUEST's Wearever Platinum Premium line of products are considered by some to be the highest quality replacement auto parts available and are the primary brake parts used at Brakes To Go.

Technet Professional Service Center

Brakes To Go provides a 24-month and 24,000-mile nationwide warranty, which features a zero-cost, total replacement guarantee for the duration of coverage. This country-wide guarantee is available due to the company's inclusion in the TechNet Professional nationwide service center network.



Founded in 1997, the TECHNET Professional Automotive Service is a network of repair professionals. The TECHNET network currently includes more than 9,600 automotive service and repair centers across North America.[x] To become a TECHNET Professional center service providers must employ only ASE certified technicians, use the highest quality parts, and deploy state-of-the-art equipment and the newest technology to diagnose and repair customer vehicles.







ALL BRAKES TO GO REPAIRS ARE BACKED BY OUR
24-Month, 24,000-Mile Nationwide Warranty

Community Outreach—Meals on Wheels



BRAKES
TO·GO
MOBILE BRAKE REPAIR
MEALS on WHEELS
CENTRAL TEXAS
BETTER BRAKES FOR
A BETTER COMMUNITY
Brakes To Go proudly donates to Meals on Wheels Central Texas with each brake repair service.
VIETNAM VETERAN
VIETNAM VET

Brakes To Go aims to better the communities in which it operates and is proud of its continuing effort to give back. Brakes To Go and Meals-On-Wheels Central Texas (MOWCTX) recently completed a two-year partnership to help nourish and enrich the lives of older homebound adults. Brakes To Go continues to provide a 10% discount on repairs for MOWCTX's fleet vehicles and for MOWCTX volunteers as well, whose daily deliveries are the only way meals get served. Finally, under this partnership, Brakes To Go committed to donate approximately $5,000 a year, which translates into the purchase, preparation, and distribution of about 2,000 nutritious meals. The company intends to expand its relationship with Meals-On-Wheels providers in both Dallas-Fort Worth and Houston as it expands in those regions.

Use of Proceeds





Use of Proceeds Amount if Minimum ($50,000) Raised
General Marketing 15%
Manufacturing 26%
Equipment Purchases 5%
Repayment of Debt 12%
Administrative Overhead 16%
Cash Reserves 26%

Use of Proceeds Amount if Maximum ($1,070,000) Raised
General Marketing 15%
Manufacturing 26%
Equipment Purchases 5%
Repayment of Debt 12%
Administrative Overhead 15%
Cash Reserves 27%

Brakes To Go intends to use proceeds from this raise to pay for operational startup costs associated with the company's expansion to new service regions in larger metropolitan cities such as Dallas-Fort Worth, and/or Houston. Aside from these upfront costs, the largest portion of raise proceeds will be used for extensive brand awareness marketing and advertising campaigns in the new service regions, as well as limited additional marketing in Austin.

If Brakes To Go raises the minimum amount of $50,000 it plans to use the proceeds primarily for the following

- General marketing (15%)
- Manufacturing (26%)
- Equipment purchases (5%)
- Repayment of debt (12%)
- Administrative overhead (16%)
- Cash reserves (26%)

If Brakes To Go raises the maximum amount of $1,070,000 it plans to use the proceeds primarily for the following:

- General marketing (15%)
- Manufacturing (26%)
- Equipment purchases (5%)
- Repayment of debt (12%)
- Administrative overhead (15%)
- Cash reserves (27%)

Product Roadmap

As Brakes To Go expands to new service regions, the company intends to purchase additional service vans and certain specialty equipment necessary to deploy technicians on customer service appointments. Operational goals during the first year of the company's expansion plan include raising customer transaction count high enough to require the staffing of four technicians and reaching targeted gross sales in excess of $1 million.

A significate portion of the proceeds used during the company's expansion period are intended to cover the cost of brand awareness marketing to introduce the company's alternative automotive service method. While expanded brand awareness marketing could benefit the existing Austin service region, the company's primary targets are new customers in the Houston and/or Dallas-Fort Worth areas.



MicroVentures



GO-TO-MARKET EXECUTION
DIGITAL MARKETING
AUSTIN-BASED CENTRALIZED BOOKING TEAM
HIGH-VISIBILITY BRANDED SERVICE VEHICLES
Beyond marketing, Brakes To Go anticipates little additional overhead when expanding

Business Model

Brakes To Go services customer vehicles at the time and location of their choice. Brake pad replacement averages $149 per axle, which includes both parts and labor. For all other brake repairs customers pay a variable labor fee for the particular service purchased (i.e., front brake pad and rotor replacement, front and rear brake pad replacement and front rotor replacement, etc.) plus a 15% markup on MSRP for parts. The company's labor charges are based on the repair performed, not on the make and model of the vehicle, or on the amount of time required to conduct a repair. With the exception of luxury and over-sized vehicles for which market factors and repair complexity dictate a slightly higher labor fee, most customers pay the same labor charges.



BUSINESS MODEL
We service customer vehicles at the time & location of their choice
Free Inspections
No Convenience Charges
FYE 2019 Average: $449/customer
BRAKE PAD REPLACEMENT
$149 (average) per axle
ALL OTHER BRAKE SERVICES
Variable labor fee based on service provided
+
MSRP +15% markup on parts



Brakes To Go aims to consistently offer brake services at or just below the average market price. This is made possible due to the low overhead cost achieved with the mobile business model and Brakes To Go's use of a single parts supplier—Advance Auto Parts—for the vast majority of all sales transactions. The use of a single parts supplier allows the company to achieve discounted bulk purchase rates.

TRACTION

Over the past four years in Austin, Brakes To Go has amassed a Five-Star Yelp rating (based on 450 reviews),[xi] and received Five Star Google ratings from on 212 reviews,[xii] and a 4.9 Star Facebook rating (based on 118 customer reviews) as of July 2019.[xiii]   Year over year revenue growth on a monthly basis over the last six months of FYE 2019 (November 2018 thru April 2019) demonstrates an average monthly increase in total sales of 36.5%.



HISTORICAL FINANCIALS

Annual Revenue				
	Fiscal Year Ending 2016	Fiscal Year Ending 2017	Fiscal Year Ending 2018	Fiscal Year Ending 2019
Brake Revenue	$666,610	$1,375,562	$1,563,037	$1,945,807

Brakes To Go began operations in earnest in May 2015 and its fiscal year runs from May to April. In the company's fiscal year ending in 2019 (April 30, 2019) brake service revenue totaled $1,945,807, increasing 24% year-over-year. Revenue for fiscal year ending 2018 totaled $1,563,037, increasing 14% year-over-year. In fiscal year ending 2017, revenue totaled $1,375,562, increasing 106% year-over-year. In fiscal year ending 2016, the company generated $666,610. In total, the company has generated $5,551,015 in brake service revenue since its inception, and in March 2019 the company reached its highest recorded monthly revenue of $196,232.





Annual Expenses by Year

	Fiscal Year Ending 2016	Fiscal Year Ending 2017	Fiscal Year Ending 2018	Fiscal Year Ending 2019
COGS	$400,924	$755,486	$824,027	$1,019,254
OpEx	$610,848	$773,661	$768,213	$867,085
Total	$1,011,772	$1,529,147	$1,592,240	$1,886,339

For the company's fiscal year ending in 2019, company expenses totaled $1,886,339, with cost of goods sold (COGS) at $1,019,254 accounting for 54% of total expenses. Operating expenses (OpEx) totaled $867,085 and accounted for the remaining 46%. The largest COGS expense, and the biggest overall expense for the company, is automotive parts at $588,294. The next largest company expense is technician wages of $365,755, also in the COGS category. Marketing was the largest non-COGS operating expense for the year, with total advertising expenditures of $260,745. Of those marketing expenses, $241,507 was spent on digital advertising including but not limited to Google AdWords, Yelp, and Facebook. Management fees were the next largest operating expense at $252,344, followed by non-production wages of $101,129. In fiscal year ending 2018, expenses totaled $1,592,240, with COGS of $824,027 accounting for 51.8% of total expenses. Operating expenses totaled $768,213 and accounted for the remaining 48.2%.

















Net Income, and Monthly Burn Rate by Year

	Fiscal Year Ending 2016	Fiscal Year Ending 2017	Fiscal Year Ending 2018	Fiscal Year Ending 2019
Net Income/(Loss)	$(345,162)	$(153,585)	$(81,422)	$3,797
AVG Mon. Burn	$(25,422)	$(8,178)	$(310)	$(1,234)

For the fiscal year ending April 30, 2019, Brakes To Go generated net income of $3,797, and had an average monthly burn-rate of $1,234. In fiscal year ending April 30, 2018, the company reported a net loss of $81,422, and had an average monthly burn-rate of $310 per month. As of April 31, 2019, the company had $88,072 in cash and foresees operation to be self-sustaining going forward.



INDUSTRY AND MARKET ANALYSIS

In 2017, the Automotive Repair and Services Market was valued at an estimated $479.4 trillion, with an anticipated compound annual growth rate (CAGR) of 5.8% from 2017 to 2027. The North American market was estimated to account for 27.2% of the overall market share in 2017 and is anticipated to maintain this position



through 2027. Increases in the average age of on the road vehicles and increases in the sale of used cars are anticipated to be major market drivers over the forecast period.[xiv]

According to Grandview Research, the global automotive braking systems market, a subset of the Automotive Repair and Services Market, was valued at nearly $19.5 billion in 2016.[xv] Fast forward two years, and the market is now forecasted to grow at a CAGR of 3.61% from 2019 to 2024. According to Mordor Intelligence, the automotive braking system market has gained traction over recent years in response to pressure from government mandates and various enactments of stringent safety requirements to reduce the increasing number of road accidents worldwide. This increased emphasis on safety and the growing sales of commercial vehicles are anticipated to be influential drivers of growth in the market for the coming years.[xvi]

In 2018, venture capital investments in the transportation and automotive services industry totaled $244.6 billion across 1,418 deals. The industry experienced a record year in 2018, as capital invested climbed over 88.9% from $129.5 billion the previous year.[xvii] Over the past 11 years, $1 trillion has been invested across 11,799 venture capital deals in the transportation and automotive services space.[xviii]



COMPETITORS

YourMechanic: Founded in 2012, YourMechanic provides mobile mechanic services to customers in several cities across the nation. Services can be booked online through the company's website or mobile application. Payments, pricing, service history, and maintenance are also handled through the website or the mobile app. Mechanics working with the company undergo an extensive screening process and carry liability insurance. YourMechanic also warranties its repairs and parts with a 12-month, 12,000-mile guarantee.[xix] In 2012, the company won the TechCrunch Disrupt pitch competition and was awarded $50,000.[xx] In October 2018, YourMechanic secured $10.1 million in Series B funding.[xxi] Investors in the round included the Royal Bank of Canada, SoftBank Capital, Verizon Ventures, American Family Ventures, Data Point Capital, and former General Motors Co. chairman and CEO Rick Wagoner.[xxii]



Wrench, Inc.: Founded in 2015, Wrench, Inc. provides mobile on-demand full-service auto repair ranging from oil changes and tune ups to brake jobs and no-starts. Its service mechanics are ASE certified, and can perform most repair jobs right in a customer's driveway or parking spot. The company also provides a 12-month, 12,000-mile warranty on any repairs it performs. Wrench, Inc. services fleet vehicles and can replace, install, and balance tires at a customer's home or office.[xxiii] In October 2018, Wrench, Inc. raised $12 million in Series B funding led by Tenaya Capital, bringing the company's total funding to more than $17 million.[xxiv]

ClickMechanic: Founded in 2012, ClickMechanic provides a platform where car owners in need of repairs can connect with trusted professional mechanics in their area. The company is based in the UK and services London, Manchester, Birmingham, Bristol, Newcastle, and Brighton.[xxv] ClickMechanic charges a 20% commission for any job booked through its platform.[xxvi] In 2015, the company raised £320,000 (~$408,000) from angel investors such as Just Eat CEO Klaus Nyengaard, adding to the $100,000 the company received from the pre-accelerator program Entrepreneur first.[xxvii] ClickMechanic is backed by other investors such as Entrepreneur First (EF), Forward Partners, 500 Startups, and Imperial Innovations.[xxviii]

Just Brakes: Founded in 1980, Just Brakes began as a one-stop shop for all brake care needs. Today, Just Brakes provides complete automotive care at 134 stores across eight states and 14 metropolitan areas.[xxix] Just Brakes currently operates in Texas, Florida, Arizona, New Mexico, Georgia, Colorado, Utah, and Nevada. In January 2017, Just Brakes was purchased by the automotive repair company and tire center Pep Boys.[xxx]

EXECUTIVE TEAM



Randall C. Huntsinger, Co-Founder and CEO: Randall is responsible for Brakes To Go's administrative affairs, which include being the company's executive officer and corporate general counsel. Randall is a twenty-year attorney with a broad range of corporate operational and litigation experience. Prior to founding Brakes To Go, Randall was general counsel for a private energy services company, and was also employed as an attorney atGodwin Gruber, P.C., in Dallas, and an Assistant Attorney General in Austin before that. He is a member of the State Bar of Texas and the U.S. District Courts for the Eastern, Western, Northern, and Southern Districts of Texas, as well as the U.S. Court of Appeals for the Fifth Circuit in New Orleans. He holds a Juris Doctorate law degree from the University of Houston Law Center and a Bachelor of Business Administration undergraduate degree in accounting from the McCombs School of Business at the University of Texas at Austin.



Jonathan R. Ganther, Co-Founder and COO: Jonathan directs and manages all service operations for Brakes To Go. He takes a hands-on approach to customer service, personally taking customer calls, scheduling appointments, and even handling service appointments if circumstances require. Jonathan trains and directs all newly hired technicians, each of whom he personally selects. Jonathan graduated from Wyoming Technical Institute (WyoTech) in Laramie, Wyoming in September of 2010. He earned an associate degree in Automotive Technology and graduated in the top 5% of his class. He maintains an A-5 Brakes ASE certification.


EQUITY	Year	Investment	Price Per Share	Shares Issued
Equity Investment Round 3	2018	$50,000.00	$2.00	25,000
Equity Investment Round 2	2017	$45,000.00	$0.75	60,000
Equity Investment Round 1	2016	$100,000.00	$0.37	270,677

VENTURE DEBT	Year	Debt	Avg. Int.	Period	Balance Due
Promissory Note Round 4	2018	$125,000.00	9.25%	30 months	$121,591.00
Promissory Note Round 3	2016	$212,500.00	6.00%	open (royalty)	$212,500.00
Promissory Note Round 2	2015	$70,000.00	6.00%	60 months	$26,250.08
Promissory Note Round 1	2015	$86,250.00	4.25%	24 months	paid in full

Brakes To Go bootstrapped Company operations since day one. With a little over $150,000 raised in the Company's first year, the majority went to marketing to secure the Company brand and to purchase its first round of advertising. In 2016, just over $300,000 was raised for additional advertising and to supplement the Company's operational cash burn. Brakes To Go continued to supplement operations in 2017 and 2018 with additional friends and family investment.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 $ Max: $1,070,000
Discount Rate: 30%
Valuation Cap: $10 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 30% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $10,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the



offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i https://www.yelp.com/biz/brakes-to-go-mobile-brake-repair-austin-2

ii https://www.google.com/search?ei=tys7XZa6PIHctQWXwIu4Bw&q=Brakes+to+go&oq=Brakes+to+go&gs_l=psy-ab.3..0l9.1138.2033..2724...0.0..0.84.453.7......0....1..gws-wiz.......0i71j0i22i30j33i22i29i30j38.9jZogzlCVr0&ved=0ahUKEwjW8eD-gdPjAhUBbq0KHRfgAncQ4dUDCAo&uac

iii https://www.facebook.com/BrakesToGo/

iv https://www.foxnews.com/auto/many-americans-dont-know-basic-car-care-study-finds

v https://www.visioncritical.com/blog/why-people-hate-servicing-cars

vi https://newsroom.aaa.com/2016/12/u-s-drivers-leery-auto-repair-shops/

vii https://www.ase.com/About-ASE.aspx

viii https://www.ase.com/About-ASE.aspx

ix https://www.ase.com/About-ASE.aspx

x https://members.technetprofessional.com/members/s/About-Technet

xi https://www.yelp.com/biz/brakes-to-go-mobile-brake-repair-austin-2

xii https://www.google.com/search?ei=28McXb-9E4Sm_QbtvJ6YCQ&q=brakes+to+go+austin&oq=brakes+to+go+austin&gs_l=psy-ab.3..0j0i22i30.13739.17100..17291...1.0..0.234.730.7j0j1......0....1..gws-wiz.......0i71j0i22i10i30j33i160.6Ugr3GJqmJY#lrd=0x865b4cb9b5c483c3:0x

xiii https://www.facebook.com/pg/BrakesToGo/reviews/?ref=page_internal

xiv https://www.marketwatch.com/press-release/automotive-repair-and-maintenance-services-market-is-projected-to-expand-at-a-cagr-of-58-over-the-forecast-period-2017-2027-2018-08-21

xv https://www.grandviewresearch.com/industry-analysis/automotive-brake-system-market

xvi https://www.mordorintelligence.com/industry-reports/automotive-brake-system-market

xvii PitchBook Data, Inc.; Downloaded on June 25, 2019

xviii PitchBook Data, Inc.; Downloaded on June 25, 2019

xix https://www.yourmechanic.com/we-warranty-the-service

xx https://techcrunch.com/2012/09/12/techcrunch-disrupt-sf-2012-winner/

xxi https://www.tirebusiness.com/article/20181010/NEWS/181019994/yourmechanic-secures-10m-in-funding-to-expand-into-canada

xxii https://www.tirebusiness.com/article/20181010/NEWS/181019994/yourmechanic-secures-10m-in-funding-to-expand-into-canada

xxiii https://wrench.com/?network=g&campaign=606918213&adgroup=31203124082&matchtype=e&keyword=wrench&device=c&creative=327159231536&adposition=1t1&market=&locationname=&gclid=EAIaIQobChMIocu8kKGD4wIVkLbACh0ZXQFNEAAYASAAEgKhEvD_BwE

xxiv https://www.geekwire.com/2018/mobile-car-repair-service-wrench-raises-12m-expand-nationally-launch-corporate-benefit-program/

xxv https://www.clickmechanic.com/about

xxvi https://techcrunch.com/2015/04/22/clickmechanic/

xxvii https://techcrunch.com/2015/04/22/clickmechanic/

xxviii https://www.clickmechanic.com/about

xxix http://www.tractionnews.com/heres-the-deal-pep-boys-purchase-of-just-brakes/

xxx http://www.tractionnews.com/heres-the-deal-pep-boys-purchase-of-just-brakes/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Managing Directors of
BTG Operations LLC
5214 Burleson Road, Suite 209
Austin, TX 78744

Ladies and Gentlemen:

The undersigned understands that BTG Operations, LLC., a series limited liability company organized under the laws of Texas (the "Company"), is offering up to $1,070,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated October 10, 2019 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on October 28, 2019 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

   a)   The Company is duly formed and validly existing under the laws of Texas, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. <u>Representations and Warranties of the Undersigned</u>. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e)   Restrictions on Transfer or Sale of Securities.

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. <u>Conditions to Obligations of the Undersigned and the Company</u>. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. <u>Legend</u>. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. <u>Assignability</u>. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Texas, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. <u>Governing Law</u>. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to conflict of law principles thereof.

15. <u>Section and Other Headings</u>. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. <u>Notices</u>. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	BTG Operations LLC 5214 Burleson Road, Suite 209 Austin, TX 78744 Attention: Randall C. Huntsinger
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Ste 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. <u>Severability</u>. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2019.

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

BTG Operations LLC
By_____ Name: Title:

EXHIBIT D

Crowd Note

BTG Operations LLC

CROWD NOTE

FOR VALUE RECEIVED, BTG Operations LLC (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace, Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $9 million or $10 million (See the Conversion Price Below).

The "**Discount Rate**" is 30%.

The "**Offering End Date**" is October 28, 2019.

1. Definitions.

a. "**Membership Conversion Interests**" shall mean with respect to a conversion pursuant to Section 2, units of the Company's Membership Interests issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal:

   i. Investors that purchase the first Fifty Thousand (50,000) Crowd Notes and thereby fund the first Fifty Thousand Dollars ($50,000) will receive Crowd Notes with a conversion provision based on $9 million valuation cap instead of a $10 million valuation cap. That means, in connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting Membership Interest Units (Conversion Units) at a price based on the lower of a (A) a 30% discount to the price per share paid for Membership Interest Units by investors in the Qualified Equity Financing or (B) the price per share based on a $9 million valuation cap [instead of $10 million].

   ii. the lower of (A) the product of (1) one minus 30% and (2) the price paid per share for Membership Interest Units by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Membership Interests of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Membership Interests of the Company or the surviving or acquiring entity),

    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting membership units of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of units of outstanding Membership Interests of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Membership Interest Units, (ii) exercise of all outstanding options and warrants to purchase Membership Interest Units and, in the case of Section 1(b), (iii) the units reserved or authorized for issuance under the Company's existing option plan or any option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Membership Interests following the Date of Issuance from which the

Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Membership Interests in connection with such sale or series of related sales).

k. "**Shadow Series**" shall mean shares of a series of the Company's Membership Interests that is identical in all respects to the units of Membership Interests issued in the Qualified Equity Financing (e.g., if the Company sells Class A Membership Interests in the Qualified Equity Financing, the Shadow Series would be Class A-1 Membership Interests), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series Membership Interests holders shall grant their vote on any matter that is submitted to a vote or for the consent of the voting Members of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series Membership Interests holders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

l. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Membership Conversion Interests pursuant to the following:

   a. If the Investor is not a Major Investor, the Crowd Note will convert into Membership Conversion Interests upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Membership Conversion Interests prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Membership Conversion Interests equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Membership Conversion Interests pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the securities sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive Membership Interests of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

       i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

       ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Membership Conversion Interests pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Membership Conversion Interests.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Membership Conversion Interests; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Membership Conversion Units issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Membership Conversion Interests, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its

business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Membership Interests issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Texas as applied to other instruments made by Texas residents to be performed entirely within the state of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Membership Conversion Interests may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Membership Conversion Interests issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Membership Interests sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Austin, Texas unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Managers in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



BRAKE REPAIR ANYWHERE



MOBILE BRAKE REPAIR ON-DEMAND

Don't waste time or money at a brick & mortar service center. Instead, let an ASE-certified automotive technician do the job at your home, your work, or wherever your car is parked.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

MANY PEOPLE DISLIKE CAR REPAIR



Car Repair can be...

INCONVENIENT

EXPENSIVE

DISHONEST



BRAKES TO GO provides mobile brake service engineered to resolve the majority of brake maintenance issues while facilitating a convenient and value-oriented customer service experience.

SOLUTION

MOBILE, ON-DEMAND BRAKE REPAIR


HO
IF YOUR BRA
512 585 1845
FTD-3708
YEP, WE CO
45
ARCAN

Brakes To Go aims to be…

CONVENIENT

AFFORDABLE

TRANSPARENT

BUSINESS MODEL

We service customer vehicles
at the time & location of their choice

BRAKE PAD REPLACEMENT

$149
per axle
on average

ALL OTHER BRAKE SERVICES

Variable labor fee
based on service
provided

+

MSRP +15% markup
on parts

FYE 2019 Average: $449/customer

No Convenience Charges

Free Inspections



TOTAL AVAILABLE MARKET

Total Passenger & Light Truck Vehicle Count

Austin Metro Area	0.9M
Dallas/Fort Worth Metro Area	3.4M
Houston Metro Area	2.8M

X

SERVICEABLE MARKET



33%

1 in 3 vehicles require brake service every year

=

TARGET MARKET



2.34 MILLION VEHICLES ANNUALLY[1]

[1] Brakes To Go using Texas Department of Motor Vehicles 2017 vehicle registration data and U.S. Dept of Transportation data. Assumes average annual mileage of 13,476 per driver and average brake service every 40K miles.

GO-TO-MARKET EXECUTION

DIGITAL MARKETING

AUSTIN-BASED CENTRALIZED BOOKING TEAM

HIGH-VISIBILITY BRANDED SERVICE VEHICLES



Beyond marketing, Brakes To Go anticipates little additional overhead when expanding

WE'VE DONE THIS BEFORE

Valued Lessons Learned in 2018 San Antonio Test Expansion

- Learned how to perform an expansion
- Learned local admin staff is unnecessary
- Learned centralizing customer calls to headquarters results in
  - ✓ More bookings; AND,
  - ✓ Lower overhead
- One-time expense associated with learned lessons is behind us



HISTORICAL PERFORMANCE

YOY REVENUE GROWTH

Fiscal Quarters – May 2015 thru April 2019



$500K
$400K
$300K
$200K
$100K
May - July
Aug - Oct
Nov - Jan
Feb - Apr
FYE 2016
FYE 2017
FYE 2018
FYE 2019

$5.6M GROSS REVENUE
5/1/2015 – 4/30/2019

EBITDA

by year



$0
−$271K
−$87K
$5K
$96K
FYE 2016
FYE 2017
FYE 2018
FYE 2019

THE TEAM



JONATHAN GANTHER
CO-FOUNDER & COO

- Wyoming Technical Institute
  Associates Degree Automotive Technology (2010)
- ASE-Certified Mechanic



RANDALL HUNTSINGER
CO-FOUNDER & CEO

- University of Houston Law Center
  Juris Doctorate (1997)
- The University of Texas at Austin, McCombs School of Business
  B.B.A, Accounting (1993)

Close friends for over 18 years

SALES ACCELERATION
Recent YOY Revenue Growth



NOV '17 '18	+44%
DEC '17 '18	+44%
JAN '18 '19	+51%
FEB '18 '19	+46%
MAR '18 '19	+21%
APR '18 '19	+13%

Revenue axis: $50K, $100K, $150K, $200K

5-STAR REVIEWS
Growing Collection of Satisfied Customers as of July 2019



yelp
711
Total 5-Star Reviews
450 "Recommended" 5-Star Reviews
Link



Google
212
5-Star Reviews
Link



BTG OPERATIONS LLC

www.brakestogo.com

Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,

- Inability to expand and maintain market acceptance for the company's services and products,

- Inability to gain access to international markets and comply with all applicable local laws and regulations,

- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,

- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,

- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,

- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,

- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,

- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

- Inability to adequately secure and protect intellectual property rights,

- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,

- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,

- Changes in laws and regulations materially affecting the company's business,

- Liability risks and labor costs and requirements that may jeopardize the company's business,

- Dependence on and inability to hire or retain key members of management and a qualified workforce,

- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,

- Issuance of additional company equity securities at prices dilutive to existing equity holders,

- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and

- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

JONATHAN
Brakes To Go was founded in Austin in 2015. I started Brakes To Go because I wanted give people an affordable, honest brake repair option that offered convenience.

Brakes To Go is a mobile, on-demand brake repair company. We come to you to fix your brakes. Brakes To Go can pretty much go anywhere, your home, your work, your school, we've done brake jobs while people were at the gym. You can go shopping for an hour and while you are doing that, we will get your brake job done.

RANDALL
One of the great things about Brakes To Go is that we save people time *and* money. You don't have to wait at a repair shop, or drag a friend into helping you drop your car off for repairs. And our mobile model has a lower overhead, so in many cases we are cheaper than the brick & mortar competition. But most importantly, our service is transparent. If you want to, you can watch the entire repair and we can explain every step. But don't take our word for it. We have almost 1000 total five star reviews across Yelp, Google, and Facebook, making us one of the highest-rated and most-recommended automotive service companies in Austin.

JONATHAN
In April of 2019 we completed our fourth year of operations. Over those four years we've grossed just over five and a half million dollars and serviced thousands of customers from Austin to San Antonio. We're profitable. Our customers love us. So we feel the time is right to expand to larger markets, starting with Dallas/Fort Worth and Houston.

RANDALL
Brakes To Go's crowdfunding raise will finance our expansion into these new service regions, and, fortunately, we've done this before. In 2018, Brakes To Go did a "test expansion" into San Antonio. This experiment taught us how to execute an expansion, that we could operate without the expense of local admin employees, and that by centralizing customer calls to our Austin headquarters we could book more appointments with far less overhead. Because we learned these lessons on our own dime, we won't have to spend yours.

JONATHAN
Brakes To Go is a disrupter in an industry that hasn't changed in decades. Help us break the mold by investing in the Brakes To Go campaign on MicroVentures.

Webinar Transcript



Brett:	Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Brakes To Go, a mobile on-demand brake service and repair company headquartered here in Austin, Texas. We are joined today by Randall Huntsinger, co-founder and CEO of Brakes To Go. Randall is responsible for Brakes To Go's administrative affairs, which include the company's financial officer and corporate general counsel. Randall is a twenty-year attorney with a broad range of corporate operation and litigation experience. Prior to founding Brakes To Go, Randall was general counsel for a private energy services company and was also employed as an attorney at Godwin Gruber PC in Dallas, and an Assistant Attorney General in Austin before that. He is a member of the State Bar of Texas and the U.S. District Courts for the Eastern, Western, Northern and Southern Districts of Texas as well as the U.S. Court of Appeals for the Fifth Circuit in New Orleans. He holds a Juris Doctorate law degree from the University of Houston Law Center, and a Bachelor of Business Administration undergraduate degree in Accounting from the McComb's School of Business at the University of Texas at Austin.
	We are also joined together by Jonathan Ganther, the co-founder and COO of Brakes To Go. Jonathan directs and manages all service operations for Brakes To Go. He takes a hands-on approach to customer service, personally takes customer calls, scheduling appointments, and even handling service appointment if circumstance require. Jonathan trains and directs all newly hired technicians, each of whom he personally selects. Jonathan graduated from Wyoming Technical Institute in Laramie, Wyoming in September of 2010. He earned an Associate degree in Automotive Technology and graduated the top five percent of his class. He maintains an A5 brakes ASE certification. How are you guys doing today?
Randall:	We're great. Happy to be here.
Brett:	Yeah, thanks for joining us, guys. So real quick before we get started, I just want to give everyone the rundown on the format. So, we're going to start things off with Randall and Jonathan. They're going to spend about ten or fifteen minutes going through the pitch deck. Hopefully you guys can all see that on your screen. During that presentation, we encourage you to send in questions. If you over to your GoToWebinar control panel, you'll see a tab there titled Questions. Feel free to submit them during the presentation. They won't interrupt Randall and Jonathan. They'll just go to me, and then when we get to the end of the presentation, we'll open it up to Q&A, answer the questions that have been submitted and field any others that anyone may have. So, with that, guys, I'll let you all take it away and introduce everyone to Brakes To Go.
Randall:	Thank you, Brett. This is Randall speaking. Let's just go ahead and get started. People hate car repair. Now there's one word to describe a marketplace of millions of dissatisfied customers who are unhappy about mandatory purchases they cannot avoid. Opportunity. There's a better way to service this market, and best of all, the current market providers won't offer it.
	We are Brakes To Go. We're a mobile, on-demand brake repair company. We come to you to fix your brakes, and we've been doing that in Austin since May 1 of 2015. Our mobile, on-demand brake repair offers the ultimate convenience, affordability and transparency. We save people time. No longer do you have to coordinate with a coworker to drop your car off for repair and because you aren't at a shop, we don't have the overhead of a shop and your purchase buys the highest grade parts for the very best price. Of course, our service is totally transparency. When our technician arrives, he'll perform an inspection and do the work right in front of you so you can watch the whole thing and confirm what he's doing if you want.

Our business model is simple. We charge an average of $149 per axle to replace brake pads. For all other services, we charge a variable labor fee based on the service provided plus a 15% markup on MSRP for parts. We don't charge for brake inspections. We don't charge convenience fees or mobility fees, and our customers just love us. For the fiscal year ending on April 30, 2019, our customer ticket average for the year was $449 per customer.

So, let's talk about the market, because it's tremendously large. According to the Texas Department of Transportation, between Austin, Dallas Fort Worth, and Houston, there are over 7 million vehicles registered in the passenger and light truck vehicle classification. Now our serviceable market is a third of that number, because on average a vehicle requires brake repair about once every three years. That means that we have a target market of 2.34 million vehicles which are annually in need of brake repair across these three regions.

Now how are we going to reach these folks? Well, by digital marketing, use of a centralized booking team, and our service vehicles. We have found the majority of our customers come to us after going online and searching brake repair their hometown. So, we hired the very best digital marketing firm, and they have been knocking it out of the park for us since March 1, 2018. We use a centralized booking team, and what I mean by that is our service coordinators in Austin, they receive all of our customer calls and emails. They coordinate their appointments and order all parts electronically and then deploy our technicians around our service areas. The great part about this aspect of our business is its scalability. We have discovered that as we expand, we don't have to duplicate the central core aspect of our operations model. So when we expand to a new region, the only thing we have to do is add technicians and trucks. There is little additional overhead.

Speaking of the trucks, of course they are expertly set up to provide mobile brake repair. In this context, they are expertly branded mobile billboards. Right now, we have six trucks operating in Austin, so at a maximum capacity of five brake jobs per day per truck, there are some thirty instances in which our technicians are driving around our service region advertising for our company, not to mention performing brake jobs in public, right in front of people as they go to work or school.

Now, the purpose of our capital raise is to finance Brakes To Go's expansion to new service regions. Learning how to expand is crucial to success for any business, and we've already learned that lesson. In doing so, we learned how to expand. We learned we did not need to duplicate administrative staff because we could centralize all bookings and customer calls to our Austin headquarters, regardless of service location. By doing so, we achieved more bookings and at a lower overall overhead compared to staffing office personnel in new regions. Most importantly, this one-time expense associated with these lessons is behind us.

I'm proud to report that between May 1, 2015 and April 30, 2019, we have sold just over $5.6 million in brake repair. On a fiscal quarter basis, year over year, we are consistently out-performing ourselves. While these numbers are through April 30, I can also report that for the most recently completed fiscal quarter which ended July 31, 2019 for us, we sold approximately $525 thousand. That number is a 17% increase over the same quarter from the prior year. You can also see here that we posted our first positive EBITDA numbers in the fiscal year ending in 2018, and we also posted our first positive net income numbers in the fiscal year ending in 2019. So, we are profitable, and we are headed in the right direction.

Currently, we have five technicians in Austin. We have two service coordinators, and we have Jonathan and myself. Now what you see here are some standard resume bullet points, but what you really need to know about Jonathan and myself is that we've known each other for almost twenty years. We're best friends. I was best man in his wedding. Man, I love this guy and I'm dedicated to this company, and I know he feels the same way. So, if you invest in Brakes To Go, know that you are investing in a true brotherhood and we are looking for partners who appreciate the value of that relationship.

Now the last slide I really want to talk to you about and emphasize is traction. I want to focus on two things. Our sales acceleration and our customer reputation. Since we hired our digital marketing firm in March of 2018, it has gotten cheaper to use them, and they've gotten more effective. This graph represents the last six months of our reported fiscal period, ending Aril 30 of this year. As you can see, we're comparing month over month on an annual basis. These are just really incredible numbers to me. I'm really proud of them, and it's exciting to see this.

Now a word also about our reputation with our customers. If you go on Yelp today, these numbers here are understated a bit because if you go on Yelp today, you will see that there are 734 people that have taken time out of their lives to go and post reviews for us, have given us a perfect five star rating. Now, technically, Yelp's algorithm cuts that number to 483 reviews, but if you look at the bottom of the page on the Yelp page, you will find the remaining 251 reviews. Frankly, who am I to be discounting these people's opinion, right? The same goes with Google reviews, which today sit at 312 reviews, and a perfect five star rating. Folks, I firmly believe that to be successful, you have to create a positive impact in people's lives. I really feel that that is key. And what about our testament to the fact that we're doing at Brakes To Go and the opinions of these folks?

I'm so excited about the future of our company and I'm excited to be here presenting to you guys about the possibility of our partnership with some of you. I'm going to turn it over now to Brett, so he can moderate some questions and we'll take it from there. Go ahead, Brett.

Brett: Thanks, Randall. I really appreciate that. Real quick before we get started, we did have some people join late, so just a reminder. If you do have questions on the presentation, you can submit them in that Questions tab on the control panel. I'm going to go ahead and kick things off first. With all the different types of repair jobs that could be done for a vehicle, our cars take a lot of work to keep fixed, why the focus on brakes. What do you see about that market that makes it such a more ripe opportunity than the other jobs that you could be doing?

Randall: That's a great question. So, it allows us actually to book consistently five jobs each day at particular time frame for each one of them. It allows predictability. We can know basically how much we're going to make on each repair, and we can consistently book all those repairs and access all those people because we know pretty much exactly how long it takes to do a brake repair. Typically, 45 minutes to an hour.

Brett: Got it. And we had a couple quick questions come in a second ago. One about how the weather affects the business. This question specifically referring to as you were to expand in an area like the northeast U.S. for example, where there's a lot of rain. How does that affect the business, and how do you guys think about that?

Randall: Well, we have a little slogan here. Rain, sleet or snow, nothing stops Brakes To Go. Our guys, they go out in the field no matter the weather conditions. Ideally, I think that our first expansions will be into warm weather states just because we want to eliminate as many variables as possible to have the best chance of success in our initial push. You can't underestimate the need for service and repair in all of the northern areas of the United States as well. I mean, if you go to Brooklyn, I have some friends that live there and I visit there occasionally, you see all the shops that people go to there.

As far as the conditions and how difficult they are to work, you just have to roll with the punches on that. Obviously if there's a blizzard, you can't do brake repair in front of someone's house. But cold weather environments have just as much demand as the warm areas of the country. In fact, the salt and the corrosive materials they put on the road, they have a lot of brake repair that's a different ... you know, the demand is actually higher there sometimes.

The point is that we can do it in any location that we currently already serve regardless of the weather conditions so that's not something that stops us. That's probably the best answer for that.

Brett: Got it. I appreciate that. We have another question here about the expansion in San Antonio, which you mentioned during the presentation. The question is specifically about how you managed the technician, or the mechanic technician process of it. Did you hire ... when you went to San Antonio, did you hire mechanics or technicians down there or did you utilize the Austin ones, and the second part of the question is will expansion to the other cities follow the same playbook or are you planning to do something different as you expand?

Randall:	Well, what we did with San Antonio is the same thing, regarding how we deploy our labor force. It will be the same way when we go to the other locations, too. What we'll be doing is taking one of our technicians here in Austin, we've already got that guy designated, he's already ready to do it, and move, relocate them to the new region. We'll deploy them there to do the service jobs and appointments and then as we grow, and what I mean by that is basically we take phone calls and emails and customer calls, all that will come to Austin in our centralized headquarters here. Once the level and volume of calls is such that we are at a point where we're having to book that vehicle, or that van, out more than a day, in other words if someone's calling on a Monday and what we're saying to them is we can't get to them until Wednesday, at that point that's how we need to add another van. That's how we'll duplicate as we get larger. We're not going to go deploy three vans immediately. We'll let demand roll up our need for more, so as our reputation is spread across a region and more people find out about us, call volume and email submissions increase, that's when we add a new technician.
	But to start with, we'll use one of our guys here, then we'll replace that person in Austin. We'll have the ability to hire here in Austin and get someone to take over his empty spot here and then he'll run the new location, solely, all by himself. Then as we have to expand to a new van, we will hire local technicians in those regions and he'll be responsible and be the manager of that crew and will be responsible for interviewing them. Of course, Jonathan and myself will also both be going to Dallas first and then to Houston during both of the expansions that will happen there and assisting in the hiring of folks. We will be hiring locally and we're excited about that. So, we're excited to have access to more qualified technicians and eager to hire some people there.
Brett:	Great. So, I think the big point there is there has been very much though through and I think the San Antonio experience was a very good in terms of learning and planning out the future for the company. So, we actually do have-
Randall:	Yeah, we-
Brett:	Go ahead.
Randall:	Sorry. I was going to just follow up with we chose San Antonio because really, I don't know how many of you are familiar with Texas, but Austin to San Antonio is about 45 minutes, so it was really easy for us to figure out and learn how to do an expansion just because it was right down the road. That's really why we chose to go there. Our focus is on the larger metro areas. We really want to go a bigger city than that, but the ease of learning this expansion in a metro spot that's just down the road from us was very attractive.
Brett:	Got it. So, we got a couple ... actually, we do have a technical question and an operations question, so maybe these could be posed to Jonathan if he's still available.
Randall:	Yeah, he's right here.
Brett:	Yeah. So, the first one on the technical side. Certainly, in the weeds, but how do you turn rotors or drums or do you just replace them?
Jonathan:	We don't turn rotors or drums. Steel prices have come down so much over the last ten, fifteen years, and everything was a pure steel rotor twenty, thirty years ago and so turning that rotor would produce good results. I've worked in several shops before I started Brakes To Go. One of the biggest comebacks in shops would be that once you turned a recycled steel rotor or drum, the customer would be back in three to six months with a vibration. Where that didn't affect the shop as much was that the shops actually wanted you to come back because at that point they would then charge you for a CV axle, or sell you on another service and then tell you, "Okay, well now we have to replace rotors." We want the best experience for our customers right off the bat, so if a rotor is grooved or warped, we're going to go ahead and replace that rotor because machining that rotor ... it's going to give it a nice smooth surface, but it's really going to be a Band-Aid fix and the customer's going to have problems shortly after the repair and that doesn't lead to good reviews or good customer experience.

Brett:	Got it. Great. Thank you for that. And quick on the operations side, question is if one of your technicians get to the site and they see that in addition to the brake pads and brake shoes that there is some other work that probably needs to be done, how do you guys that handle that?
Jonathan:	Yeah, absolutely. So, one of the best things about our service coordinators and another point that Randall spoke about, about having everything centralized here in Austin, is that our service coordinators are well-versed with all of the issues that can present itself on brake repair. We ask a flurry of questions whenever they first call in, but let's say that we didn't catch that there was a hydraulic problem, speaking to the question. When I say hydraulic problem is maybe the customer just tells us the brakes are squeaking, they're grinding and then we get out there and actually when you push on the brake pedal it goes straight to the floor, there's no pressure at all. If the customer hadn't alerted to us of that and we didn't come prepared with calipers or master cylinders, we rely, almost as a partner, not a part of the business, but really Advance Auto Parts.

In Austin, I believe they have 32 metropolitan locations, so if there's any calipers or master cylinders, boosters, any additional items that we need to get, we have locations that are all around the town, and if for any reason that part isn't available at an after-market shop, the dealerships are normally going to have those parts and we can get them very quickly and get back to the repair. |
| Randall: | To the extent, if you were asking what we do when there are other repairs that are not brake related, what we typically do is we have a list of shops that we refer customers to. Like I said, we're a totally specialized operation, and we'll do the brake service if the person wants to go ahead with the brake service but if there's something else that needs to have done, we have a list of shops that we refer customers to. |
| Brett: | Got it. And then, Jonathan, just to clarify because we did have a specific question about this, do you use brand specific parts or just after-market? |
| Jonathan: | As far as brand specific parts, we don't use OEM specific parts. We do use a brand specific, which it has to meet OEM quality specifications, which is going to be the Wearever Platinum Professional line, and what we're putting on for a brake pad most of the time is an Akebono brake pad now. Akebono is actually the manufacturer for a lot of OEM brake pads for BMW, Land Rover. They're really the highest quality parts. They're going to exceed most OEM manufacturers standards, and really what we've seen on these Akebono's is they can last up to eighty, ninety thousand miles. If a customer requests that he has exactly OEM parts from ... we get this request with Land Rover, Audi, BMW from time to time. We do have discounts through those dealerships because we do buy still a good amount of parts from them. Whenever they do get requested, we will use those parts.

One thing we do try to convince people of is that because these other parts are OEM quality and have to meet the specifications, they can save a good amount of money on them. So, we do let them know that there's more options there. Just having the BMW or the Land Rover or Toyota logo stamped on the part makes it that much more expensive. |
Randall:	And to supplement that response a little bit, I would also say that ... Jon was mentioning that we're using Wearever Platinum Premium line. That is a line that's owned by CarQuest Commercial and CarQuest was purchased by Advance Auto Parts.
Brett:	Well, that's a great segue to another question we had, which is about that warranty itself. What percentage of your brake installs have had to utilize the warranty since the inception of the company?
Randall:	We average about 6% warranty returns. You know, one of the reasons that we use the highest grade, the Wearever Platinum line, is because for us, warranties are just really terrible. I mean, we have to devote a revenue-generating spot to a customer for a warranty claim. There's no incentive for us to have to have a warranty. There's no benefit to us. Now, it sounds of crazy. You would think, "Well, what benefit is it to anyone?" Well, Jon kind of hit it on the head earlier. Most situations for shops, they don't sell the premium line of components, and they don't do that because they offer a cheaper price. They're trying to be as cheap as possible in the shop, against the cost that they have for overhead and everything as well, but the idea

here is that it's not really that big a deal for you to go and have a warranty claim if you're going to the shop because you're going to sell them a bunch of other stuff when the customer gets there.

That's not the way it is for us, so it's really important that we use the highest grade components so we're not wasting any of our revenue-generating spots on warranty claims. So that's why we really strive and focus on keeping that percentage down so low. We're pretty happy with our 6% number.

Brett: Got it. So, we had a question that's kind of in line with some stuff that you and Jonathan were both sharing there. During the presentation, you mentioned that the average order value has been increasing. What do you attribute that to and do you see there eventually being some sort of cap on that? I would assume there would be, of course. It's not infinite. What do you attribute the growth and that average order value to? Is it the technicians being better about sharing what other upgrades are available or just cost of parts? What would you say there?

Randall: You know, honestly, we're doing an old service a completely new way. It has taken us a little bit of time to figure out what is the best approach to sales and what is the best approach ... the goal of every brake repair is to return like-new performance. Now honestly, what like-new performance means is if you look at the book and you look at the ASE rules, it means totally new pads and totally new rotors at all four corners. Now that's new condition. Most people don't need that level of repair. What level of repair ... there is a minimum level that's absolutely required, and then there is the gray area between, "Well, listen. I really think that you need to have an additional set of pads in the rear as well. Your front rotors and pads are grinding. New pads in the rear would be great too." That's the better way to do the repair. It's a gray area deciding when and if a person is interested or is willing to spend that or whether or not your sales technique is too pushy and you scare people off.

Long answer to your question is that I really think that we've slowly moved up a little bit in our prices and our overall revenue numbers because our guys have just gotten better at talking to customers and they gotten better at selling and they understand how to speak to customers and make them appreciate the need for a particular repair. That's the majority of the increase we've seen that is not related to a price increase. I mean, we have had two or three price increases over the last four years, but they're moderate increases. Nothing substantial. I would attribute mostly just a better job of our guys in the field.

Brett: Got it. So now we've got a couple kind of groupings of questions, I would call it, so a lot of similar questions on a few topics, so I'm going to kind of sort of summarize a couple of these that we can touch on and hopefully try to get everybody on their way and get the presentation wrapped up. So, if you do have any final questions, feel free to submit them now.

The first section is about competition. We've got several questions around that, particularly barriers to entry. What are the risks of a company like Pep Boys or the legacy businesses moving in to doing mobile repair and I guess, just in general, how do you view the competitive landscape?

Randall: Yeah, that's a great question. Pep Boys in particular is a good one to point out because they are trying right now to deploy some mobile technicians for certain repairs. But look, what's really interesting about this model and doing automotive service this way is that it is completely contradictory to the brick and mortar shop model. What I've been reading in some MBA stuff is the phenomena of active inertia. In other words, what that means is yes, we're going to see people who ... the larger companies are going to be threatened by the mobile presence and eventually they're going to think, "Okay, we've got to jump on this. We've got to deploy some mobile technicians too. We'll just get some guys out there in the field." Well, they're not going to shut down their shop. They're going to try to deploy two things and what ends up happening there is one undercuts the other.

Upselling is the crucial factor in the traditional automotive market service area. They're counting on people coming into their shops for brake repair so that they have the opportunity to sell them additional stuff. CV axle work, ball joints, anything like that. Everyone's familiar with that experience, where you go in for one thing and then they give you a list of ten other things. If you jump on the bandwagon of trying to deploy mobile techs, what you end up doing is you end up undercutting your physical shop presence and in the end, it just knocks you out.

What I foresee happening in the first phase of this is maybe some other folks doing mobile service at the beginning and then it all gets canceled and pulled out. I mean, that's really what's going to happen with the big guys. Unless they were to shift to a "no physical location" model, then there is no way for the two types of services to work together. Truthfully, they can't do that either because there are just certain repairs that cannot be performed without the physical space because of hardware requirements, the infrastructure that's necessary to do that kind of work. Alignments require a very large machine that you drive your vehicle up on. There's just some repairs that require the shop.

Brett: Got it. And that last comment you shared about other services leads into another set of questions that we had and I know you touched this on when I asked you why brakes at the very beginning, but we had probably three or four questions around what other services do you foresee, if any, providing? Obviously there's a handful that will never be able to physically be done without having a physical presence of the shop. Without getting too much into the strategy of the company, do you foresee it ever expanding outside of brakes or do you think the idea is just let's just own this vertical and specific?

Randall: Well, I tell you what, our goal is focus on specializing. Doing one thing better than anyone else. This is not to say in the future, three or four years, there isn't a way for us to maybe have a similarly specialized ... honestly, there are mobile tire people that are driving around, installing tires on vehicles as well. Having a corollary type of specialty service might be something that falls under our umbrella, but I can't see our company doing two different types of services at the same time out of the same kind of operations model and that's because it eliminates the ability for us to have a predictable income stream. It is very key to our operations that we know basically exactly how long each appointment takes and we know pretty much on average what our margin is going to be on each one of those and that translates into a steady income stream and an amount of cash that comes in pretty much every day. So that's crucial to our operational model.

           Now that's not to say that there aren't opportunities for us to do small accessories. We've already toyed with the idea of ... it's easy to carry, for instance, windshield wipers. They don't take up much space. Contrary to everything else, the clue is like whenever we load our vans up in the morning, they're filled to the top and bottom with brake pads and rotors and tools. There's not really any space for anything else. But windshield wipers, they don't take up anything. So little add-in services like that, that allow you to add $20 or $30 to the ticket for the sale, that's something we might consider. In general, we foresee Brakes To Go being specialized exclusively in brake repair for the near future.

Brett: Great. The last section I want to hit here is about kind of the reason why we're doing this in the first place, right? There is a crowdfunding campaign that is taking place with MicroVentures, so maybe you can talk a little about the use of funds, what the capital is going to be for. I think you did talk about expansion, but go into a little bit more detail about what the plans to do with the funds are and how do you see the company growing into those new markets.

Randall: As you see when you download our summary, I actually have a pretty detailed "sources and uses" that come out of our forecast, that information is available to download right there. I think the primary thing to talk about is what's the most valuable spend that's going to happen, and the most valuable spend that's going to happen will be in our marketing when we go to new regions. As I explained earlier, we don't really have a lot of administrative overhead that will be associated with our expansion, so the cost of getting a footprint in a new region is relatively low. We don't have to have ... we will be renting a small shop, warehouse type space, but because we're 100% mobile, it's not in a retail area so you can get warehouses in industrial areas that are really cheap, honestly. That's what we have in Austin, as a matter of fact.

           We don't have to spend a whole bunch on rent. We don't have to spend hardly any on admin, so you got to wonder for an aspect of the sources and uses going forward into a new spot and that is our marketing spend. Honestly, we have discovered that while we rely almost exclusively on digital marketing once we're established in a location, when you go to new places, new regions, new service zones where they don't have a preconceived knowledge or they don't know about your company, serving someone who's looking for brake repair ... let's just take Arlington, Texas. If someone's up there searching "brake repair Arlington", and that's a suburb in Dallas Fort Worth, and we serve them a message via our Google Ad Words, our SEO, and we come up and they see Brakes To Go and they're given our advertisement that they see and they click on the link. They learn about our website. The chance that they're going to go ahead and book with us when there is no secondary information reinforcing our brand and who we are is not that high.

I mean, in Arlington, when we're brand new, if we don't spend additional money and then they go and look for a Yelp search for us, we won't have a reputation there. We won't have a Google reviews platform yet because there aren't any reviews there. What we found is that in the first year to year and a half, we also have to supplement our advertising with some traditional marketing. We found that poster billboards work great. They rotate, they run dozens at a time, and then each month they are switched to another location and you get some carryover actually from one month to the next because they don't want to have empty boards. You're putting your brand out there with a simple message about Brakes To Go, Brake Repair Anywhere or We Come To You, that kind of stuff.

You put those all throughout the service region you're going to be foc ... that supplements the digital marketing that you're also targeting that region with. Then we have found great success here in Austin using live read radio broadcasts. So, we typically do ... pay for live read advertisements on programs that have morning talk shows because on those shows, the folks don't change the channels once the advertisement cycle begins because those advertisements are actually a part of the broadcast, the DJs are just talking. So these traditional areas are really necessary for us to get some brand awareness out, even just on a subconscious level. You've got to have the name Brakes To Go, the logo Brakes To Go. Whenever there's no other reputation, or no other footprint in the town, there has to be some other thing that's there so that whenever you are serving folks the digital message, they have something that reinforces that and a reason to take a chance on this new service, or an old repair done a totally new way.

So that is the majority of the ... the most important purchase that we'll be making when we go to the new region. That really will last for about a year and a half. After that, we'll be tapering down on the spend of traditional marketing and focusing more on just the digital approach. That's because by that's time, we'll have Yelp reviews. I mean, they will come. We'll have Google reviews. They will come. There'll be secondary information for people to go and do a research on whenever they've heard our digital messaging or they've seen it. I mean, that will allow them to reinforce their decision to go ahead and book with us.

Brett: Got it. Thank you for that. As Randall mentioned, you go to the Brakes To Go campaign page on microventures.com, there is a detailed use of funds. You can feel free to look there, in addition to a lot of other information that I would encourage you to go read up on. There was one final group of questions that we're going to have to pass on and this was around exit strategies, so whether it's MNA, IPO, how funds will be returned to investors. Unfortunately, due to regulation CF rules, we're not able to go into any forward looking statements. Anything we would be able to say would be almost so vague it wouldn't be very material to you. I would encourage you, and there's also some questions about what happens with beneficiary, how are investments handled in those cases. We have, if you go to microventures.com on the front page, there's a questions tab down in the bottom. You can click that and write in. Our customer service and investor relations team can help answer a lot of that stuff, so if you do have questions around that feel free to go there.

If you have questions about the business in general, many people who maybe didn't make it live for this will be listening to this recording. So, if you do have any other questions, there is a discussion forum on the Brakes To Go campaign page, so you go to microventures.com, click Invest and scroll down and you'll see a Brakes To Go tombstone. You can click on that and then all the additional information, including the presentation that Randall went through is all listed there. Then of course, if you'd like to invest, if you go to that same page, there's a bright orange button that says Invest on it. You can click on that and we've tried to make the process pretty simple for you to sign up and invest into the business. We encourage you to do that if that is of interest to you.

That's going to be it as far as we're concerned for the Q&A today. Randall, Jonathan, is there any kind of final words you guys would like to share, anything else you would like kind of refer people to?

Randall: No, that's it. I just want to say thank you for everyone who took the time out of their day to pay attention and listen to us here.

Jonathan:	Thank you.

Randall:	Have a good one.

Brett:	All right. Thanks again, guys. Thanks, everyone who joined, and I hope everyone has a great rest of the day.